SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Exelixis, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30161Q104
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Floor
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30161Q104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 850,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 850,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 30161Q104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 850,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 850,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30161Q104	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of Exelixis, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1851 Harbor Bay Parkway, Alameda, CA 94502.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership (“Caligan”), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the “Caligan Fund”), and managed accounts (the “Caligan Accounts”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan (“Mr. Johnson”, together with Caligan and Caligan Partners GP, LLC, the “Caligan Parties”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business address of each of the Caligan Parties is 515 Madison Avenue, 8th Floor, New York, New York 10022.

(c)	The principal business of each of the Caligan Parties is investment management.

(d)	During the last five years, none of the Caligan Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Caligan Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen. Caligan Partners GP LLC is a Delaware limited liability company.

CUSIP No. 30161Q104	SCHEDULE 13D	Page 5 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $14,859,015 (excluding brokerage commissions) to acquire the shares of Common Stock reported herein. The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of the Caligan Fund and the Caligan Accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity.

The information disclosed in Item 5(a) of the Schedule 13D is incorporated herein by reference.

The Reporting Persons have and may continue to communicate with the Issuer’s management and board of directors (the “Board”) about the matters referred to in Item 5(a).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of Common Stock without affecting their beneficial ownership of the shares of Common Stock or adjust their exposure to the shares of Common Stock in ways that would affect their beneficial ownership of the shares of Common Stock. Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 324,087,337 shares of Common Stock outstanding as of January 30, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 30, 2022, filed with the Securities and Exchange Commission on February 7, 2023.

CUSIP No. 30161Q104	SCHEDULE 13D	Page 6 of 8 Pages

Reference is hereby made to the Schedule 13D filed by Farallon Capital Partners, L.P. (“Farallon”) and certain of its affiliates (the “Farallon Parties”) on the date hereof (the “Farallon 13D”). The Reporting Persons have discussed and intend to continue to discuss the matters disclosed therein with the Farallon Parties. As a result of these discussions, the Reporting Persons and the Farallon Parties may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Farallon has advised the Reporting Persons that the Farallon Parties beneficially own 23,466,000 shares of Common Stock in the aggregate, or approximately 7.2% of the outstanding shares of Common Stock. Accordingly, the Reporting Persons and the Farallon Parties may be deemed to beneficially own an aggregate of 24,316,000 shares of Common Stock, representing approximately 7.5% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Farallon Parties.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons, the Caligan Fund and the Caligan Accounts) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement

CUSIP No. 30161Q104	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON

CUSIP No. 30161Q104	SCHEDULE 13D	Page 8 of 8 Pages

ANNEX A

Transactions in the Shares of Common Stock of the Issuer During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

02/03/2023	46,875	17.59	17.48 – 17.74
02/06/2023	46,875	17.38	17.27 – 17.50
02/07/2023	46,875	17.16	17.00 – 17.35
02/08/2023	46,875	17.74	16.99 – 17.93
02/09/2023	46,875	17.66	17.43 – 18.05
02/10/2023	46,875	17.55	17.43 – 17.69
02/13/2023	46,875	17.61	17.13 – 17.72
02/14/2023	46,875	17.90	17.65 – 18.16
02/15/2023	46,875	17.78	17.59 – 18.13
02/16/2023	46,875	17.63	17.47 – 17.80
02/17/2023	46,875	17.48	17.35 – 17.64
02/21/2023	46,875	17.47	17.39 – 17.55
02/22/2023	46,875	17.35	17.21 – 17.47
02/23/2023	46,875	17.48	17.37 – 17.66
02/24/2023	46,875	17.25	17.12 – 17.43
02/27/2023	46,875	17.35	17.16 – 17.50
03/10/2023	20,000	16.60	16.35 – 16.72
03/13/2023	20,000	16.81	16.59 – 17.02
03/14/2023	20,000	17.23	16.84 – 17.50
03/15/2023	20,000	17.63	17.26 – 17.87
03/16/2023	20,000	17.58	17.38 – 17.80